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                          March 10, 2022

       Lei Huang
       Chief Executive Officer
       Denali Capital Acquisition Corp.
       437 Madison Avenue, 27th Floor
       New York, NY 10022

                                                        Re: Denali Capital
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 1, 2022
                                                            File No. 333-263123

       Dear Mr. Huang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joseph
Ambrogi at 202-551-4821 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              David Ni, Esq.